1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No. 123, Sec. 3, Da Fong Rd., Tantzu,	+886-4-25341525#1536
Taichung , Taiwan 42749	Byron Chiang, Spokesperson
www.spil.com.tw	Spokesperson@spil.com.tw
+886-3-5795678#3676

Siliconware Precision Industries Reports Unaudited Consolidated

Financial Results for the Second Quarter of 2017

Taichung, Taiwan, July 25, 2017—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the second quarter of 2017 were NT$ 20,425 million, which represented a 4.5% growth in revenues compared to the first quarter of 2017 and a 5.8% decline in revenues compared to the second quarter of 2016. SPIL reported a net income of NT$ 2,158 million for the second quarter of 2017, compared with a net income of NT$ 997 million and a net income of NT$ 2,809 million for the first quarter of 2017 and the second quarter of 2016, respectively.

Basic earnings per share for this quarter was NT$ 0.69, and diluted earnings per ordinary share was NT$ 0.49. Basic earnings per ADS for this quarter was US$ 0.11, and diluted earnings per ADS was US$ 0.08.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the second quarter of 2017, net revenues from IC packaging were NT$ 17,645 million and represented 86% of total net revenues. Net revenues from testing operations were NT$ 2,780 million and represented 14% of total net revenues.

•	Cost of goods sold was NT$ 16,668 million, representing an increase of 5.5% compared to the first quarter of 2017 and an increase of 0.5% compared to the second quarter of 2016.

2017/07/25	1

•	Raw materials costs were NT$ 7,121 million for the second quarter of 2017 and represented 34.9% of total net revenues, whereas raw materials costs were NT$ 6,725 million and represented 34.4% of total net revenues for the first quarter of 2017.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 225 million.

•	Gross profit was NT$ 3,757 million for the second quarter of 2017, representing a gross margin of 18.4%, which decreased from a gross margin of 19.2% for the first quarter of 2017 and decreased from 23.5% for the second quarter of 2016.

•	Total operating expenses for the second quarter of 2017 were NT$ 1,883 million, which included selling expenses of NT$ 241 million, administrative expenses of NT$ 709 million and R&D expenses of NT$ 933 million. Total operating expenses represented 9.2% of total net revenues for the second quarter of 2017.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 127 million.

•	Operating income was NT$ 1,874 million for the second quarter of 2017, representing an operating margin of 9.2%, which increased from 8.9% for the first quarter of 2017 and decreased from 13.3% for the second quarter of 2016.

•	Non-operating items:

•	Our non-operating income was NT$ 1,076 million, including net gains of NT$ 721 million on fair value change of financial liabilities at fair value through profit or loss, cash dividends of NT$ 156 million from ChipMos Taiwan, and net foreign exchange gains of NT$ 108 million.

•	Net income before tax was NT$ 2,950 million for the second quarter of 2017, which increased from a net income before tax of NT$ 1,262 million for the first quarter of 2017 and decreased from a net income before tax of NT$ 3,234 million for the second quarter of 2016.

•	Income tax expense was NT$ 792 million for the second quarter of 2017, compared with income tax expense of NT$ 265 million for the first quarter of 2017 and income tax expense of NT$ 425 million for the second quarter of 2016.

•	Net income was NT$ 2,158 million for the second quarter of 2017, which increased from a net income of NT$ 997 million for the first quarter of 2017 and decreased from a net income of NT$ 2,809 million for the second quarter of 2016.

•	Total number of shares outstanding was 3,116 million shares as of June 30, 2017. Basic earnings per share for this quarter was NT$ 0.69, and diluted earnings per ordinary share was NT$ 0.49. Basic earnings per ADS for this quarter was US$ 0.11, and diluted earnings per ADS was US$ 0.08.

2017/07/25	2

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 24,978 million as of June 30, 2017 from NT$ 23,611 million as of Mar 31, 2017, and NT$ 24,508 million as of June 30, 2016.

•	Capital expenditures for the second quarter of 2017 totaled NT$ 3,703 million.

•	Total depreciation expenses for the second quarter of 2017 totaled NT$ 3,529 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 17,645 million for the second quarter of 2017, which represented an increase of NT$ 619 million or 3.6% compared to the first quarter of 2017.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 30%, 18% and 38%, respectively, of total net revenues for the second quarter of 2017.

•	As of June 30, 2017 we had 8,505 wirebonders installed, of which 460 were added and 203 were disposed in the second quarter of 2017.

IC testing service:

•	Net revenues from testing operations were NT$ 2,780 million for the second quarter of 2017, which represented an increase of NT$ 254 million or 10.1% compared to the first quarter of 2017.

•	As of June 30, 2017 we had 556 testers installed, of which 8 were added and 1 were disposed in the second quarter of 2017.

2017/07/25	3

Revenue Analysis

•	Breakdown by end applications:

By application	2Q17	1Q17
Communication	68%	70%
Computing	11%	11%
Consumer	19%	17%
Memory	2%	2%

•	Breakdown by packaging type:

By application	2Q17	1Q17
Bumping & Flip Chip	38%	42%
Substrate Based	30%	28%
Leadframe Based	18%	17%
Testing	14%	13%

2017/07/25	4

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended June 30, 2017 reflect our gains or losses attributable to the second quarter of 2017 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended June 30, 2017, nor the consolidated financial data for our company for the six months ended June 30, 2017 is necessarily indicative of the results that may be expected for any period thereafter.

2017/07/25	5

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of June 30, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30, 2017			June 30, 2016		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	821,090	24,977,545	20	24,507,646	19	469,899	1.9
Available-for-sale financial assets	—	—	—	183,660	—	(183,660)	—
Accounts receivable	563,049	17,127,951	14	17,718,429	14	(590,478)	-3.3
Inventories	219,767	6,685,317	5	6,043,975	5	641,342	10.6
Other current assets	54,673	1,663,173	1	1,695,246	2	(32,073)	-1.9

Total current assets	1,658,579	50,453,986	40	50,148,956	40	305,030	0.6

Non-current Assets
Available-for-sale financial assets	155,687	4,735,982	4	5,430,874	4	(694,892)	-12.8
Long-term investment under equity method	92,935	2,827,085	2	2,557,402	2	269,683	10.5
Property, plant and equipment	2,171,270	66,050,030	53	66,052,358	52	(2,328)	0.0
Intangible assets	4,586	139,503	—	171,797	—	(32,294)	-18.8
Other assets	53,897	1,639,550	1	2,048,194	2	(408,644)	-20.0

Total non-current assets	2,478,375	75,392,150	60	76,260,625	60	(868,475)	-1.1

Total Assets	4,136,954	125,846,136	100	126,409,581	100	(563,445)	-0.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	115,000	3,498,300	3	2,743,375	2	754,925	27.5
Financial liabilities at fair value through profit or loss - current	5,449	165,757	—	1,295,586	1	(1,129,829)	-87.2
Accounts payable	252,819	7,690,758	6	7,967,903	6	(277,145)	-3.5
Current portion of bonds payable	398,975	12,136,824	10	—	—	12,136,824	—
Current portion of long-term debt	75,585	2,299,293	2	6,098,571	5	(3,799,278)	-62.3
Other current liability	612,249	18,624,616	14	25,775,937	20	(7,151,321)	-27.7

Non-current liabilities
Bonds payable	—	—	—	12,569,273	10	(12,569,273)	-100.0
Long-term loans	484,988	14,753,333	12	5,549,702	5	9,203,631	165.8
Other liabilities	55,034	1,674,124	1	1,529,963	1	144,161	9.4

Total Liabilities	2,000,099	60,843,005	48	63,530,310	50	(2,687,305)	-4.2

Stockholders’ Equity
Capital stock	1,024,445	31,163,611	25	31,163,611	25	—	—
Capital reserve	415,582	12,641,997	10	12,641,997	10	—	—
Legal reserve	389,129	11,837,317	9	10,844,001	8	993,316	9.2
Retained earnings	228,578	6,953,345	6	4,731,847	4	2,221,498	46.9
Other equities	79,121	2,406,861	2	3,497,815	3	(1,090,954)	-31.2

Total Equity	2,136,855	65,003,131	52	62,879,271	50	2,123,860	3.4

Total Liabilities & Shareholders’ Equity	4,136,954	125,846,136	100	126,409,581	100	(563,445)	-0.4

Forex ( NT$ per US$ )		30.420		32.275

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
	2Q 2017				2Q 2016		YoY	2Q 2017	1Q 2017		QoQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	675,061		20,424,642	100.0		21,679,907	-5.8	20,424,642		19,551,585	4.5
Cost of Goods Sold	(550,876)		(16,667,295)	-81.6		(16,581,285)	0.5	(16,667,295)		(15,794,850)	5.5

Gross Profit	124,185		3,757,347	18.4		5,098,622	-26.3	3,757,347		3,756,735	0.0

Operating Expenses
Selling Expenses	(7,963)		(240,918)	-1.2		(246,649)	-2.3	(240,918)		(248,387)	-3.0
Administrative Expenses	(23,437)		(709,125)	-3.5		(913,050)	-22.3	(709,125)		(803,559)	-11.8
Research and Development Expenses	(30,826)		(932,672)	-4.5		(1,067,939)	-12.7	(932,672)		(965,152)	-3.4

	(62,226)		(1,882,715)	-9.2		(2,227,638)	-15.5	(1,882,715)		(2,017,098)	-6.7

Operating Income	61,959		1,874,632	9.2		2,870,984	-34.7	1,874,632		1,739,637	7.8
Non-operating Items	35,555		1,075,744	5.2		363,284	196.1	1,075,744		(478,088)	—

Income Before Income Tax	97,514		2,950,376	14.4		3,234,268	-8.8	2,950,376		1,261,549	133.9
Income Tax Expenses	(26,185)		(792,238)	-3.8		(425,565)	86.2	(792,238)		(265,025)	198.9

Net Income	71,329		2,158,138	10.6		2,808,703	-23.2	2,158,138		996,524	116.6

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	7,553		228,524			(251,469)				(600,408)
Unrealized gain(loss) on available-for-sale financial assets	16,717		505,780			(175,229)				560,170
Share of other comprehensive income of associates	6,028		182,381			(62,444)				257,367
Income tax relating to items that may be reclassified to profit or loss	(175)		(5,299)			(6,622)				(7,089)

Total other comprehensive income (loss)	30,123		911,386			(495,764)				210,040

Total comprehensive income	101,452		3,069,524			2,312,939				1,206,564

Earnings Per Ordinary Share - Basic		NT$	0.69		NT$	0.90			NT$	0.32

Earnings Per Ordinary Share - Diluted		NT$	0.49		NT$	0.78			NT$	0.15

Earnings Per ADS- Basic		US$	0.11		US$	0.14			US$	0.05

Earnings Per ADS- Diluted		US$	0.08		US$	0.12			US$	0.02

Weighted Average Outstanding Shares - Diluted (‘k)			3,388,544			3,369,343				3,400,463

Forex ( NT$ per US$ )			30.256			32.425				31.095

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30
	2017				2016		YoY
	USD	NTD		%	NTD		change %
Revenues	1,303,830		39,976,227	100.0		40,979,217	-2.4
Cost of Goods Sold	(1,058,830)		(32,462,145)	-81.2		(31,910,701)	1.7

Gross Profit	245,000		7,514,082	18.8		9,068,516	-17.1

Operating Expenses
Selling Expenses	(15,951)		(489,305)	-1.2		(489,972)	-0.1
Administrative Expenses	(49,279)		(1,512,684)	-3.8		(1,832,007)	-17.4
Research and Development Expenses	(61,865)		(1,897,824)	-4.8		(1,987,344)	-4.5

	(127,095)		(3,899,813)	-9.8		(4,309,323)	-9.5

Operating Income	117,905		3,614,269	9.0		4,759,193	-24.1
Non-operating Items	20,180		597,656	1.5		373,316	60.1

Income Before Income Tax	138,085		4,211,925	10.5		5,132,509	-17.9
Income Tax Expenses	(34,708)		(1,057,263)	-2.6		(719,778)	46.9

Net Income	103,377		3,154,662	7.9		4,412,731	-28.5

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(11,756)		(371,884)			(417,907)
Unrealized gain (loss) on available-for-sale financial assets	34,732		1,065,950			88,123
Share of other comprehensive income of associates	14,305		439,748			22,794
Income tax relating to items that may be reclassified to profit or loss	(403)		(12,388)			15,060

Total other comprehensive income (loss)	36,878		1,121,426			(291,930)

Total comprehensive income	140,255		4,276,088			4,120,801

Earnings Per Ordinary Share- Basic		NT$	1.01		NT$	1.42

Earnings Per Ordinary Share- Diluted		NT$	0.64		NT$	1.17

Earnings Per ADS- Basic		US$	0.17		US$	0.22

Earnings Per ADS- Diluted		US$	0.10		US$	0.18

Weighted Average Outstanding Shares - Diluted (‘k)			3,398,978			3,377,692

Forex ( NT$ per US$ )			30.502			32.687

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For 6 Months Ended on June 30, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2017		6 months, 2016
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	138,085	4,211,925	5,132,509
Depreciation	225,715	6,920,778	6,388,943
Amortization	4,033	123,891	217,840
Change in working capital & others	(126,406)	(3,872,517)	(4,048,300)

Net cash flows provided from operating activities	241,427	7,384,077	7,690,992

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(229,696)	(7,039,710)	(6,909,940)
Proceeds from disposal of available-for-sale financial assets	—	—	1,077,460
Proceeds from disposal of property, plant, and equipment	16,501	510,531	114,125
Others	2,456	76,662	(320,998)

Net cash used in investing activities	(210,739)	(6,452,517)	(6,039,353)

Cash Flows from Financing Activities:
Increase in short-term loans	74,867	2,265,169	—
Decrease in short-term loans	(44,721)	(1,353,089)	—
Proceeds from long-term loans	32,160	1,000,000	—
Repayment of long-term loans	(71,134)	(2,200,279)	(2,031,583)
Others	255	7,720	(101,852)

Net cash used in financing activities	(8,573)	(280,479)	(2,133,435)

Foreign currency exchange effect	(4,777)	(149,806)	(201,932)

Net insrease (decrease) in cash and cash equivalents	17,338	501,275	(683,728)

Cash and cash equivalents at beginning of period	787,145	24,476,270	25,191,374

Cash and cash equivalents at end of period	804,483	24,977,545	24,507,646

Forex ( NT$ per US$ )		30.502	32.687

(1) : All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 25, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer